UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
 (Amendment No. 1)*
GEORESOURCES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 per share

(Title of Class of Securities)

372476101

(CUSIP Number)

Frank A. Lodzinski, 110 Cypress Station Dr., Suite 220, Houston, Texas 77090

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

August 5, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 322476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vlasic FAL, L.P., a Texas limited partnership 71-0988352

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	XXX☐
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power n/a

	8.	Shared Voting Power 3,318,536

	9.	Sole Dispositive Power n/a

	10.	Shared Dispositive Power 3,318,536

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,318,536 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐N/A

13.	Percent of Class Represented by Amount in Row (11) 20.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 322476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael A. Vlasic

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	XXX☐
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power n/a

	8.	Shared Voting Power 4,806,536

	9.	Sole Dispositive Power n/a

	10.	Shared Dispositive Power 4,806,536

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,806,536 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐N/A

13.	Percent of Class Represented by Amount in Row (11) 29.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 322476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank A. Lodzinski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	XXX☐
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 108,357

	8.	Shared Voting Power 3,836,455

	9.	Sole Dispositive Power 108,357

	10.	Shared Dispositive Power 3,410,536

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,989,833 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐N/A

13.	Percent of Class Represented by Amount in Row (11) 24.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 322476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VL Energy, L.L.C., a Texas limited liability company 42-1678345

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	XXX☐
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power n/a

	8.	Shared Voting Power 3,836,455

	9.	Sole Dispositive Power n/a

	10.	Shared Dispositive Power 3,318,536

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,836,455 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐N/A

13.	Percent of Class Represented by Amount in Row (11) 23.6%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 (this “Amendment”) to Schedule 13D is being filed to disclose the distribution, on August 5, 2008, of 1,600,000 shares of the common stock of the Issuer by Vlasic FAL, L.P. (the “Current Distribution”).  1,488,000 shares were distributed to Vlasic Investments, L.L.C.  The remaining 112,000 shares were distributed in respect of the partnership interests of Vlasic FAL, L.P.’s general partner, VL Energy, L.L.C. and the other limited partner, Azure Energy, L.L.C.  The 16,000 shares allocable to VL Energy, L.L.C., the general partner, were distributed directly to Frank A. Lodzinski.  The 96,000 shares allocable to Azure Energy, L.L.C. were directly distributed to its members as follows:  26,400 shares to Frank A. Lodzinski; 26,400 shares to Mr. Lodzinski’s wife; and 43,200 shares to Mr. Lodzinski’s three adult children.  These distributions resulted in the amended holdings as set forth in this Amendment.  Prior to the Current Distribution, Vlasic FAL, L.P., from time to time, sold approximately 103,000 shares of common stock in open-market transactions (the “Open-Market Transactions”).

This Amendment adds VL Energy, L.L.C. as a joint filer because it is the general partner of Vlasic FAL, L.P. and has shared voting control over (i) 517,919 shares pursuant to the Southern Bay Oil & Gas, L.P. 2005 Equity Incentive Plan Shareholders Agreement (attached to the original Schedule 13D filing on April 26, 2007) and (ii) 3,318,536 shares held of record by Vlasic FAL, L.P. as its general partner, as further discussed below.  All of the membership interests of VL Energy L.L.C. are owned by Frank A. Lodzinski.

The percentage calculations in the above cover pages and as set forth below are based on the total outstanding common stock of the Issuer, 16,236,717 shares, as reported on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

The Schedule 13D is hereby amended to reflect the foregoing transactions as further discussed below.

Item 1.  Security and Issuer.

     Title and Class of Equity Securities:                Common Stock, par value $.01 per share of GeoResources, Inc., a Colorado corporation

     Address of Issuer:                                              110 Cypress Station Dr., Suite 220, Houston, Texas 77090

Item 2.  Identity and Background.

This Amendment is being jointly filed pursuant to Rule 13d-1(k) promulgated pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, by Vlasic FAL, L.P., a Texas limited partnership, Frank A. Lodzinski, Michael A. Vlasic and VL Energy, L.L.C.

A. Vlasic FAL, L.P., a Texas limited partnership (the “Partnership”)

a.	The Partnership’s principal business is to own and manage oil and gas investments.

b.	The Partnership is located at 110 Cypress Station, Suite 220, Houston, Texas 77090.

c.	This person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.
This person, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

B. Frank A. Lodzinski

a.	110 Cypress Station Dr., Suite 220, Houston, Texas 77090.

b.
Mr. Lodzinski served as President of Southern Bay Energy, L.L.C., the general partner of Southern Bay Oil & Gas, L.P. (“Southern Bay”), which was merged into a wholly owned subsidiary of GeoResources, Inc. on April 17, 2007.  He is currently serving as the President and Chief Executive Officer of GeoResources, Inc. and serves on its Board of Directors.  Southern Bay was, and the Issuer is, located at 110 Cypress Station Dr., Suite 220, Houston, TX  77090.

c.	Mr. Lodzinski has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.
Mr. Lodzinski, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

e.	Mr. Lodzinski is a U.S. citizen.

C. Michael A. Vlasic

a.	38710 N. Woodward Ave, Bloomfield Hills, Michigan 48304.

b.
Mr. Vlasic manages investments for Vlasic Investments, L.L.C.  He serves on the Board of Directors of the Issuer.  Vlasic Investments L.L.C. is located at 38710 N. Woodward Ave, Bloomfield Hills, Michigan 48304.

c.	Mr. Vlasic has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.
Mr. Vlasic, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

e.	Mr. Vlasic is a U.S. citizen.

D. VL Energy L.L.C., a Texas limited liability company (“VL Energy”)

a.	VL Energy’s principal business is to act as general partner of Vlasic FAL, L.P.

b.	VL Energy is located at 110 Cypress Station, Suite 220, Houston, Texas 77090.

c.	This person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.
This person, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

For purposes of this Amendment, involving a distribution of shares of the Issuer’s common stock allocable to the respective partners’ interests, Item 3 is not applicable to the Current Distribution to the partners of Vlasic FAL, L.P.

These reporting persons acquired the securities of the Issuer on April 17, 2007 in connection with the merger of Southern Bay Oil & Gas, L.P. (“Southern Bay”), a Texas limited partnership,  with and into a wholly owned subsidiary of the Issuer, pursuant to a Merger Agreement (the “Merger Agreement”) dated September 14, 2006 and amended on February 16, 2007, which also included a merger of another wholly owned subsidiary of the Issuer with PICA Energy L.L.C., a wholly owned subsidiary of Chandler Energy, L.L.C. (“Chandler”).  Southern Bay and Chandler were each independent oil and gas exploration and development companies.  The Merger Agreement provided for the mergers of the businesses of Southern Bay and Chandler into the Issuer.  The Merger Agreement further resulted in a change of control of the Issuer, and its board of directors and executive officers now include persons affiliated with Southern Bay and Chandler.  The reporting persons exchanged their partnership interests in Southern Bay for shares of common stock in the Issuer, with Vlasic FAL, L.P. receiving 5,022,018 shares of common stock, which were reported in the original filing of this Schedule 13D as beneficially owned by Mr. Lodzinski and Mr. Vlasic, and Mr. Lodzinski personally receiving 65,957 shares of common stock.  In connection with transactions resulting from the Merger Agreement, Mr. Lodzinski received proxies to vote an additional 534,534 shares of common stock, and included in that total 534,534 shares are 92,000 shares that may revert to VL Energy L.L.C., a limited liability company wholly owned and controlled by Mr. Lodzinski.

Item 4.   Purpose of the Transaction.

The general partner and limited partners of Vlasic FAL, L.P., agreed upon, and authorized the Current Distribution for business, investment and financial purposes.  The Open-Market Transactions of approximately 103,000 shares, which were made from time to time preceding the Current Distribution, were for the purpose of generating cash for use by Vlasic FAL, L.P.

The purpose of the transactions as reported in this Schedule 13D as it was originally filed, that preceded the Current Distribution and the Open-Market Transactions, in connection with the merger of the entries discussed in Item 3 above, was to complete the Merger Agreement.  The Merger Agreement resulted in a change of control of the Issuer, and its board of directors so that it then included, and continues to include, Mr. Lodzinski and Mr. Vlasic, and its chief executive officer and president, Mr. Lodzinski.  Other than the transactions that resulted from the merger in April 2007, and the Current Distribution on August 5, 2008, the reporting persons are not aware of any arrangements which may at a future date result in a change of control of the Issuer, or any of the other actions described in Item 3 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

Vlasic FAL, L.P., a Texas limited partnership, is managed by VL Energy L.L.C., a Texas limited liability company and general partner.   All of the membership interests of VL Energy L.L.C. are owned by Frank A. Lodzinski.  Mr. Lodzinski and Mr. Vlasic indirectly own all of the limited partnership interests of Vlasic FAL, L.P., through limited liability companies that they control, and that each of Mr. Lodzinski and Mr. Vlasic own in part, with the remaining owners consisting primarily of family members.  Vlasic Investments, L.L.C., which is the entity controlled by Mr. Vlasic that is the limited partner of Vlasic FAL, L.P., has the right to remove the general partner at any time.  Vlasic FAL, L.P. directly, at the time of the merger, acquired 5,022,018 shares of the Issuer, as reported in the original filing of this Schedule 13D.  Based on the legal structure of Vlasic FAL, L.P. and their common control of the shares of the Issuer held by Vlasic FAL, L.P., Mr. Lodzinski and Mr. Vlasic are beneficial owners of all of the shares of common stock held by Vlasic FAL, L.P., and share the right to vote and dispose of these shares.

Following the Open-Market Transactions, the holdings of Vlasic FAL, L.P., were further reduced on August 5, 2008 by 1,600,000 shares in the Current Distribution, such that Vlasic FAL, L.P., now holds 3,318,536 shares of the common stock of the Issuer.

The 1,600,000 shares of stock distributed by Vlasic FAL, L.P. in the Current Distribution included 1,488,000 shares distributed to Vlasic Investments, L.L.C., a limited partner of Vlasic FAL, L.P., which is controlled by Mr. Vlasic.  Therefore, these shares continue to be beneficially owned by Mr. Vlasic.  Of the remaining 112,000 shares in the Current Distribution, 16,000 shares, pertaining to VL Energy’s interest in Vlasic FAL, L.P., were distributed directly to Mr. Lodzinski, and thus, he continues to beneficially own these shares.  The remaining 96,000 shares in the Current Distribution were distributed in respect of the interests of Azure Energy, L.L.C., the other limited partner of Vlasic FAL, L.P.  Azure Energy, L.L.C. is beneficially owned by Mr. Lodzinski and other members of his family.  These 96,000 shares consisted of 26,400 shares that were distributed directly to Mr. Lodzinski and another 26,400 shares distributed directly to Mr. Lodzinski’s spouse, with the remaining 43,200 shares distributed directly to Mr. Lodzinski’s three adult children.  Mr. Lodzinski disclaims any beneficial interest in the shares held by his spouse and his three adult children.

Mr. Lodzinski personally received 65,957 shares of the common stock of the Issuer in connection with the merger as consideration for his directly-owned partnership interests in Southern Bay.  In connection with the Current Distribution on August 5, 2008, Mr. Lodzinski acquired an additional 42,400 shares as set forth above, bringing the total shares of the issuer directly and solely owned by Mr. Lodzinski to 108,357.

In connection with the merger of Southern Bay into the wholly owned subsidiary of the Issuer, on April 17, 2007 employees of Southern Bay received a total of 534,534 shares of the issuer, as merger consideration for their partnership interests in Southern Bay.  Of those 534,534 shares, 92,000 shares are subject to additional vesting requirements.  The employees entered into a shareholders’ agreement among themselves and VL Energy, L.L.C., pursuant to which the employees granted proxies to VL Energy, L.L.C. to vote all of the 534,534 shares owned by them.  In addition, VL Energy, L.L.C. holds record title to the 92,000 shares that are subject to additional vesting, and if any of those shares are not vested for any reason, they may be retained by VL Energy, L.L.C.  With respect to the shares that are fully vested, the employees have the right to sell those shares, and no right to sell shares that are not vested.  Subsequently, the employees sold an aggregate of 47,021 shares of the 534,534 shares and purchased 30,406 shares, which in the aggregate reduces the number of shares that Mr. Lodzinski has sole voting power.  Accordingly, based on the shareholders’ agreement, Mr. Lodzinski has sole voting power over the total of the 517,919 shares subject to the shareholders’ agreement, but only has a pecuniary interest in and a shared right to dispose of the 92,000 that may be retained by VL Energy, L.L.C., and currently shares the right to dispose of those shares with each employee that is ultimately entitled to their portion of the 92,000 shares.

As discussed above, Vlasic FAL, L.P. sold an aggregate of 103,482 shares of issuer in open-market transactions.  On June 17, 2008, Vlasic FAL, L.P. sold an aggregate of 72,955 shares of the issuer at an average price of $22.21 per share.  On June 18, 2008, Vlasic FAL, L.P. sold an aggregate of 28,602 shares of the issuer for an average price of $22.06 per share.  On June 19, 2008, Vlasic FAL, L.P. sold 1,925 shares of the issuer at $22.00 per share.

Item 6.  Contracts, Arrangements or Relationships with Respect to the Securities of the Issuer.

Other than the shareholders’ agreement entered into among the former employees of Southern Bay, there are no contracts, arrangements, understandings or relationships among or between the reporting persons and any other person with respect to the securities of the Issuer.

Item 7. Exhibits

The following exhibits are included with this Amendment and are incorporated by reference as indicated:

Exhibit 10.1
The 2005 Equity Incentive Plan Shareholders’ Agreement, dated April 17, 2007, among the former employees of Southern Bay Oil & Gas, L.P. and VL Energy, L.L.C., filed with this Schedule 13D as originally filed on April 25, 2007.

Exhibit 10.2
Agreement and Plan of Merger among GeoResources, Inc., Southern Bay Energy Acquisition, L.L.C., Chandler Acquisition, L.L.C., Southern Bay Oil & Gas, L.P., Chandler Energy, L.L.C. and PICA Energy, L.L.C.,  dated September 14, 2006 and as amended February 16, 2007, which Filed as Annex A to the Issuer’s definitive proxy statement dated February 23, 2007, filed with the Commission on February 23, 2007.

Exhibit 99.1	Joint Filing Agreement, date April 25, 2007, which was attached to this Schedule 13D as originally filed on April 26, 2007.

Exhibit 99.2	Joint Filing Agreement.

Signatures:

After reasonable Inquiry, and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

VLASIC FAL, L.P.
By:  VL ENERGY, L.L.C., a Texas limited liability company

By:
/s/ Frank A. Lodzinski
Frank A. Lodzinski, President

/s/ Frank A. Lodzinski
Frank A. Lodzinski, personally

/s/ Michael A. Vlasic
Michael A. Vlasic, personally

VL ENERGY, L.L.C.

By:
/s/ Frank A. Lodzinski
Frank A. Lodzinski, President

Exhibit 99.2

Joint Filing Agreement

The undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of GeoResources, Inc., and that this Agreement be included as an Exhibit to such statement.

This Joint Filing Agreement may be executed at different times and in two or more counterparts, each of which shall be deemed an original but all of which shall constitute but one and the same instrument.

IN WITNESS WHEREFORE, the undersigned hereby execute this Agreement effective as of the date set forth below:

Date:  August 26, 2008

VLASIC FAL, L.P.
By:  VL Energy, L.L.C.

By:
/s/ Frank A. Lodzinski
Frank A. Lodzinski, President

By:
/s/ Frank A. Lodzinski
Frank A. Lodzinski, personally

By:
/s/ Michael A. Vlasic
Michael A. Vlasic, personally

VL Energy, L.L.C.

By:
/s/ Frank A. Lodzinski
Frank A. Lodzinski, President